EXHIBIT I
                                                                       ---------



DESCARTES                                                                   NEWS


CONTACT INFORMATION:

PRESS RELATIONS                                  INVESTOR RELATIONS
Kimberley Emmerson                               Chaya Cooperberg
(519) 746-6114 ext. 2562                         (519) 746-6114 ext. 2757
kemmerson@descartes.com                          ccooperberg@descartes.com


        DESCARTES REPORTS RESULTS FOR SECOND QUARTER OF FISCAL YEAR 2004

WATERLOO, ONTARIO, SEPTEMBER 4, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of supply chain services, today announced financial results for the second quarter of its 2004 fiscal year (Q2FY04) which ended on July 31, 2003. Amounts are in U.S. dollars and are reported in accordance with U.S. GAAP (Generally Accepted Accounting Principles).

Q2FY04 total revenues were $15.2 million, down 16 percent when compared with total revenues in the second quarter last fiscal year of $18.0 million. Gross margins grew to 69 percent in the quarter, up from 56 percent in the same quarter a year ago.

"We are pleased with our performance this quarter, which was in line with the guidance we previously provided. Descartes' financial position remains strong and we believe we are well-positioned for future growth," said Manuel Pietra, Descartes' chief executive officer and president. "Focused on our strategic goals, we are committed to maintaining operational excellence and delivering customer and shareholder value."

Added Pietra, "Working with complementary technology companies, Descartes is extending and solidifying its distribution channels and accelerating marketing and sales initiatives of its services on a global basis. With key alliance initiatives, continued management of expenses and building of an even stronger services portfolio, Descartes continues to move forward with a positive outlook for the future."

The loss for Q2FY04 was $14.7 million, or $0.29 per share, compared to a loss of $18.5 million, or $0.35 per share, for the same quarter last year.

Descartes completed the quarter with $77 million in cash, cash equivalents and marketable securities. Cash usage in the quarter included payments for completion of the previously announced purchase of its Common Shares and Debentures.

Today, Descartes also announced that Peter J. Schwartz is resigning as a director and chairman of the board of Descartes to pursue other opportunities. Descartes' board of directors and management wish him well in his future endeavors.

Dr. Stephen Watt, who was initially appointed a director in 2001, has been appointed chairman of the board and Manuel Pietra, Descartes' chief executive office and president, has been appointed to the board of directors.


                                                               WWW.DESCARTES.COM
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DESCARTES                                                                   NEWS

HIGHLIGHTS OF THE SECOND QUARTER

CUSTOMER SIGN-UPS: Q2FY04 saw 151 total sign-ups. Demonstrating Descartes' ability to leverage its installed base, approximately 60 percent of these sign-ups represent services sold to existing customers. Some of the sign-ups during the quarter included Best Buy, Four Star Dairy, Hartford Distributors, Mitsubishi, and Shibusawa Warehouse Co. Ltd.

INNOVATION IN SERVICES: Descartes continues its commitment to be at the forefront of technological advancement. During the quarter Descartes announced:

     o LIVE RFID FIELD TESTS - Evaluating the impact and business benefits of applying RFID (radio frequency identification) technology to the retail sector, Descartes is participating in live RFID field tests as part of the Supply Chain Network(C) Project being conducted by the Supply Chain Development Association.

     o DESCARTES ROADSHOW(TM) IN DOUBLE-BYTE - Targeted to both new and existing customers, DESCARTES ROADSHOW now supports two key double-byte languages, simplified Chinese and Korean, with additional Asian languages, such as traditional Chinese and Japanese, planned for the future.

ALLIANCES WITH INDUSTRY LEADERS: During Q2FY04, Descartes sought to accelerate the deployment of its services worldwide by establishing alliances with respected industry leaders. Extending Descartes' distribution channels and expanding marketing and sales initiatives, some of the alliances Descartes announced include:

     o DUE NORTH in the Northern United Kingdom providing DESCARTES ROUTING AND SCHEDULING(TM)on the services model,

     o NEXTEL COMMUNICATIONS in North America offering DESCARTES MOBILELINK(TM)applications for real-time fleet management,

     o SHANGHAI METINFO in Asia offering the DESCARTES AUTOMATED MANIFEST SERVICE(TM)to help companies comply with the U.S. Customs Service Container Security Initiative, and

     o T-SYSTEMS driving marketing and sales efforts of Descartes' logistics services in Central Europe as well as other key parts of Europe.

COMMON SHARE AND DEBENTURE PURCHASES: As previously announced during Q2FY04, Descartes purchased for cancellation 11,578,000 of its outstanding Common Shares. The purchase price for the Common Shares was CDN$3.20 per share. After cancellation of the purchased Common Shares, Descartes has 40,653,711 Common Shares outstanding. In addition, through a wholly owned subsidiary of Descartes, Descartes purchased $45 million of the face value of its debentures at a price of $950 per $1,000 principal amount of debentures, plus accrued and unpaid interest.

COST REDUCTION INITIATIVES: Descartes undertook its previously announced initiatives to reduce costs across the organization through the consolidation of its network infrastructure and the streamlining of its global operations, resulting in a restructuring charge of $12.5 million in Q2FY04.

                                                               WWW.DESCARTES.COM

BUSINESS OUTLOOK

For the third quarter ending October 31, 2003 (Q3FY04), Descartes expects to achieve total revenues in the range of $15.5 to $16.5 million and to report a loss per share, on a U.S. GAAP basis, of $0.10 to $0.12. This expectation includes a restructuring charge in Q3FY04 of approximately $2.0 million. The amount of the restructuring charge in the quarter is dependent on various factors including the timing of certain actions related to Descartes' restructuring activities.

CONFERENCE CALL

Descartes' management will discuss these results in a live conference call and audio Web cast with the financial community at 8:00 a.m. ET today, September 4, 2003. The live audio Web cast and slide presentation to accompany the call can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 1-888-203-1112 or 719-457-0820 and quoting reservation number 153951. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain services. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

                                       ###

Statements in this release, other than historical performance, include forward-looking statements relating to future financial performance made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Descartes' revenue and profit expectations, expense, cost of revenue expectations, expectations surrounding the demand for Descartes' products and the market opportunity for those products, expectations surrounding the success of Descartes' alliance relationships, marketing and distribution initiatives, expectations surrounding Descartes' streamlining initiatives, expectations as to customer acceptance and continued use of Descartes' solutions, and expectations as to Descartes' pricing and revenue model. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations; in particular, the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for network-based logistics solutions and logistics software solutions, timing and size of restructuring charges, success in closing customer orders, ability to control expenses, realization of operating cost reductions resulting from cost reduction initiatives, integration of acquisitions and consolidation of operations. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.

                                                               WWW.DESCARTES.COM

DESCARTES                                                                   NEWS

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP; unaudited)
--------------------------------------------------------------------------------
                                                         JULY 31,   January 31,
                                                             2003          2003
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                               24,658        21,195
   Marketable securities                                    5,195         8,521
   Accounts receivable
       Trade                                               15,095        14,036
       Other                                                2,246         2,819
   Prepaid expenses and other                               4,458         3,020
--------------------------------------------------------------------------------
                                                           51,652        49,591
MARKETABLE SECURITIES                                      46,925       144,386
CAPITAL ASSETS                                             11,991        12,151
LONG-TERM INVESTMENTS                                       3,300         3,300
GOODWILL                                                   17,703        17,603
INTANGIBLE ASSETS                                          10,890        13,606
DEFERRED CHARGES                                              963         1,638
--------------------------------------------------------------------------------
                                                          143,424       242,275
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                           998         3,964
   Accrued liabilities                                      8,186         8,673
   Deferred revenue                                         2,549         2,923
--------------------------------------------------------------------------------
                                                           11,733        15,560
CONVERTIBLE DEBENTURES                                     26,995        71,995
--------------------------------------------------------------------------------
                                                           38,728        87,555
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares
      Authorized - Unlimited
      Issued - 40,653,711 (January 31,
       2003 - 52,224,511)                                 441,407       468,618
   Additional paid-in capital                               5,030         5,201
   Unearned deferred compensation                            (418)         (690)
   Accumulated other comprehensive loss                      (696)       (1,506)
   Accumulated deficit                                   (340,627)     (316,903)
--------------------------------------------------------------------------------
                                                          104,696       154,720
--------------------------------------------------------------------------------
                                                          143,424       242,275
================================================================================

                                                               WWW.DESCARTES.COM
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
DESCARTES                                                                   NEWS

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP; unaudited)
------------------------------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                       JULY 31,                    JULY 31,
                                                             2003          2002          2003          2002
------------------------------------------------------------------------------------------------------------
REVENUES                                                   15,219        18,028        29,406        34,852
COST OF REVENUES                                            4,690         7,937         9,470        15,816
------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                               10,529        10,091        19,936        19,036
------------------------------------------------------------------------------------------------------------
EXPENSES
   Sales and marketing                                      6,840        10,497        13,835        17,111
   Research and development                                 2,067         3,977         4,187         9,801
   General and administrative                               2,669         4,837         6,402         6,739
   Amortization of intangible assets                        1,355         2,480         2,713         4,960
   Restructuring cost                                      12,526         7,759        16,129         7,247
------------------------------------------------------------------------------------------------------------
                                                           25,457        29,550        43,266        45,858
------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                      (14,928)      (19,459)      (23,330)      (26,822)
------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                                        (1,047)       (1,125)       (2,172)       (2,311)
   Investment income                                          379         2,160           898         3,746
   Gain on purchase of convertible debentures                 904           --            904           385
------------------------------------------------------------------------------------------------------------
                                                              236         1,035          (370)        1,820
------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                  (14,692)      (18,424)      (23,700)      (25,002)
INCOME TAX RECOVERY (EXPENSE) - CURRENT                       (14)          (63)          (24)          433
------------------------------------------------------------------------------------------------------------
LOSS                                                      (14,706)      (18,487)      (23,724)      (24,569)
============================================================================================================
LOSS PER SHARE
   Basic and diluted                                        (0.29)        (0.35)        (0.46)        (0.47)
============================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)                           50,470        52,241        51,335        52,239
============================================================================================================

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
DESCARTES                                                                   NEWS

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands; US GAAP; unaudited)
------------------------------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                       JULY 31,                    JULY 31,
                                                              2003         2002          2003          2002
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Loss                                                     (14,706)      (18,487)      (23,724)      (24,569)
 Adjustments to reconcile loss to cash provided by
    (used in) operating activities:
    Bad debt charge                                           --          2,907           --          2,907
    Depreciation                                              578           561         1,153         1,593
    Amortization of intangible assets                       1,355         2,480         2,713         4,960
    Restructuring cost                                      6,009         4,988         5,485         4,476
    Amortization of convertible debenture costs               154           170           323           387
    Amortization of deferred compensation                      36            77           101           153
    Gain on purchase of convertible debentures               (904)          --           (904)         (385)
     Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                              (901)        1,715        (1,059)        1,047
          Other                                              (386)        2,984           573         2,356
       Prepaid expenses and other                            (831)          707        (1,438)          721
       Deferred charges                                        30           --           (470)          --
       Accounts payable                                    (1,289)        1,091        (2,966)          (18)
       Accrued liabilities                                 (3,959)          748        (3,498)       (1,866)
       Deferred revenue                                      (177)         (525)         (374)         (837)
------------------------------------------------------------------------------------------------------------
Cash used in operating activities                         (14,991)         (584)      (24,085)       (9,075)
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term marketable securities, net change            (5,195)       38,681         3,326        47,607
   Long-term marketable securities, net change            100,076        14,904        97,461        37,113
   Additions to capital assets                             (1,031)       (1,386)       (2,654)       (2,231)
   Acquisition of subsidiaries, net of cash acquired         (100)         (569)         (100)         (569)
------------------------------------------------------------------------------------------------------------
Cash provided by investing activities                      93,750        51,630        98,033        81,920
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Purchase of convertible debentures,
    including purchase costs                              (43,274)          --        (43,274)       (1,069)
   Purchase of common shares, including
    purchase costs                                        (27,228)          --        (27,228)          --
   Issuance of common shares for cash                         --            --             17           207
------------------------------------------------------------------------------------------------------------
Cash used in financing activities                         (70,502)          --        (70,485)         (862)
------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                       8,257        51,046         3,463        71,983
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD           16,401        55,763        21,195        34,826
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 24,658       106,809        24,658       106,809
============================================================================================================

                                                               WWW.DESCARTES.COM